FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2004

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release dated April, 16th, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: April 16th, 2004

By:

“Dale McClanaghan”

Its:

President

(Title)

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

April 16, 2004	Trading Symbol: TSX – ADL

NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) reports that R.S. Angus, Chet Idziszek, J.G. Stewart and Ed Thompson have resigned as directors and officers of Adrian to pursue other business opportunities.  Messrs. Angus, Idziszek, Stewart and Thompson were directors of Adrian since 1993 and were instrumental in the development of Adrian’s Petaquilla Property in the Republic of Panama.  On behalf of Adrian’s shareholders, Adrian’s Board of Directors would like to thank the outgoing directors for their years of service.

Adrian is pleased to report that Dale McClanaghan and Michael Levy have been appointed to fill some of the vacancies on the Board.

Mr. McClanaghan has extensive experience in both banking and development, with specific expertise in project finance and international trade finance.  Within the real estate development sector, Mr. McClanaghan has developed a large number of innovative residential projects often in partnership with government.

Mr. Levy is a 36-year veteran of the precious metals and currency exchange business.  Presently Senior Vice-President of CustomHouse Currency Exchange, Mr. Levy is also a financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network and a co-host of Moneytalks with CKNW/98 Radio.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

Signed: “Dale McClanaghan”

____________________

Dale McClanaghan, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN